

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via E-mail</u>
Ronald L. Shape
Chief Executive Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

> **RE: National American University Holdings, Inc.**
> **Form 10-K for the year ended May 31, 2012**
> **Filed August 3, 2012**
> **File No. 001-34751**

Dear Mr. Shape:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Venessa Green
        Paul Sedlacek
        Mark Williamson, Esq.
        Inchan Hwang, Esq.